LIBERTY INTERNATIONAL

RECEIVED

2007 JUL 19 A

[redacted]

07025368

July 18, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
<u>File No. 82-34722</u>

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Great Capital Partnership – acquisitions totalling £159.5 million".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Senior Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

dw 7/19

18 July 2007

Great Capital Partnership – acquisitions totalling £159.5 million

Attached is an announcement made by Capital & Counties, wholly owned subsidiary of Liberty International PLC.

Susan Folger
Company Secretary
Tel No +44 20 7960 1200

18 July 2007

Great Capital Partnership – acquisitions totalling £159.5 million

Great Portland Estates plc ("GPE") and Liberty International subsidiary Capital & Counties Ltd ("C&C") announce that their 50:50 central London joint venture, The Great Capital Partnership ("GCP"), has agreed to acquire six properties in four separate transactions for £159.5 million in aggregate as follows:

- In Regent Street, W1, three properties have been acquired from WELPUT for £111.8 million. The properties are 100 Regent Street & 33 Glasshouse Street; Regent Arcade House, 19/25 Argyll Street; and Spirella House, 266/270 Regent Street. They are held leasehold from the Crown Estate ("The Crown") for an average unexpired term of 88 years at an average ground rent of 13.5% rents received, comprise 128,100 sq ft of commercial space and produce a current annual rent, net of ground rent, of £5.43 million. The average office rent is £44 per sq ft and the average retail rent is £257 per sq ft Zone A. The buildings have an estimated total net rental value of £6.92 million per annum in their current un-reconfigured state.

Elsewhere three buildings have been acquired adjacent to existing holdings in the West End and Midtown in three separate transactions for a total price of £47.7 million as follows:

- 54/56 Jermyn Street, London, SW1, has been acquired for a price of £19.5 million and comprises 28,400 sq ft of commercial space let to Wilton's restaurant and Standard Chartered Bank. The building is held on a lease from the The Crown with 72 years remaining and adjoins GCP's 104,000 Piccadilly Estate also held on similar leases from the Crown. The current net rent, having deducted the ground rent, is £1.0 million per annum with a rent review outstanding.

- 43 Fetter Lane, London, EC4, is a freehold vacant building which currently comprises 28,840 sq ft, has the benefit of planning consent for 39,500 sq ft and has been acquired for a price of £20.5 million. It is adjacent to GCP's existing ownership at 12/14 New Fetter Lane, EC4 and together they form a 0.25 acre island site with good potential for a larger scale scheme.

- 10/12 Park Crescent, London, W1, is a 21,000 sq ft office building let to Adobe Systems producing a net annual rent of £318,000 rising to £598,000 in November 2008 and has been acquired for a price of £7.7 million. The property adjoins GCP's existing Park Crescent holdings and is also held on a lease from the Crown.

This brings the total assets in GCP to £621 million, of which 63 per cent is on or in the immediate vicinity of Regent Street.

Robert Noel, Property Director of GPE said: "We announced the creation of GCP with £460 million of assets at the end of March. These transactions bring six further properties in first class locations with asset management opportunities and very good prospects for rental growth from the current base. Three of the assets, when combined with their neighbouring properties, provide larger scale development opportunities which further augment our near and medium term development pipeline"

Contacts:

Great Portland Estates plc

Toby Courtauld	Chief Executive	+44 20 7647 3042
Robert Noel	Property Director	+44 20 7647 3043

Finsbury

Gordon Simpson		+44 20 7251 3801

Capital & Counties

Gary Marcuccilli		+44 20 7887 7037

Notes for Editors

LIBERTY INTERNATIONAL PLC is one of the UK's largest listed property companies and a constituent of the FTSE-100 Index of the UK's leading listed companies. Liberty International converted into a UK Real Estate Investment Trust (REIT) on 1 January 2007.

Liberty International owns Capital Shopping Centres ("CSC"), the premier UK regional shopping centre business and Capital & Counties, a retail and commercial property investment and development company.

At 31 December 2006 Liberty International held £8.2 billion of investment properties of which UK regional shopping centres comprised 80 per cent and retail property in aggregate 92 per cent. Shareholders' funds (diluted) amounted to £5.0 billion.

CAPITAL SHOPPING CENTRES has interests in 14 UK regional shopping centres amounting to 12.4 million sq.ft. in aggregate including 8 of the UK's top 21 regional shopping centres. CSC's largest centres are Lakeside, Thurrock; MetroCentre, Gateshead; Braehead, Renfrew, Glasgow; The Harlequin, Watford; and Manchester, Arndale. CSC has three major development projects underway or with planning permission in Cardiff, Oxford and Newcastle.

CAPITAL & COUNTIES held assets of £1.65 billion at 31 December 2006 amounting to 6.7 million sq.ft. in aggregate. Following recent purchases C&C now has around £620 million invested in the Covent Garden area including the historic Covent Garden Market, and a further £350 million in Central London. In addition to some £450 million invested in other retail and commercial properties in the UK, Capital & Counties has interests in the USA amounting to around £350 million (2.4 million sq.ft.), predominantly comprising retail assets in California, notably the 856,000 sq.ft. Serramonte Shopping Centre, Daly City, San Francisco. Capital & Counties is a wholly owned subsidiary of Liberty International PLC.

GREAT PORTLAND ESTATES plc is a central London investment and development company and a constituent of the FTSE 250 index. It aims to deliver superior returns to

shareholders through active management, the application of development skills to create value and the maximising of equity returns through efficient capital structuring and flexible financing. GPE converted into a UK Real Estate Investment Trust (REIT) on 1 January 2007.

At 31 March 2007 GPE's portfolio, including its share of joint ventures, was valued at £1,535 million of which 82% was in the West End and 18% in the City and Southwark markets.

Great Capital Partnership was formed in April 2007 and is the third joint venture for GPE following the Great Victoria Partnership, formed with Liverpool Victoria Friendly Society in January 2005 and the Great Wigmore Partnership formed with Scottish Widows Investment Partnership in July 2006. These acquisitions will increase assets under management to £2.2 billion based on the 31 March valuation.

This announcement includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Liberty International PLC and Great Portland Estates plc to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Any information contained in this press release on the price at which shares or other securities in Liberty International PLC or Great Portland Estates plc have been bought or sold in the past, or on the yield on such shares or other securities, should not be relied upon as a guide to future performance.

LIBERTY INTERNATIONAL

July 18, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Interim Results".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Senior Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

LIBERTY INTERNATIONAL PLC
NOTIFICATION OF INTERIM RESULTS

Liberty International PLC announces that it intends to release its interim results for the six month period ended 30 June 2007 on Thursday 26 July 2007.

Enquiries:

Susan Folger Company Secretary, Liberty International PLC + 44 207 887 7004

LIBERTY INTERNATIONAL

RECEIVED
2007 JUL 18 A 9:35

July 17, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Block listing six monthly return".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Senior Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 17 July 2007

Name of *applicant*:		Liberty International PLC		
Name of scheme:		Conversion of 3.95% Convertible Bonds Due 2010		
Period of return:	From:	23 January 2007	To:	17 July 2007
Balance under scheme from previous return:		910,625 Ordinary Shares of 50p each		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		Nil		
Number of *securities* issued/allotted under scheme during period:		Nil		
Balance under scheme not yet issued/allotted at end of period:		910,625 Ordinary Shares of 50p each		
Number and class of *securities* originally listed and the date of admission:		500,000 Ordinary Shares of 50p each – 25 June 2004 16,500,000 Ordinary Shares of 50p each – 22 Dec 2005 (0-683-434) (GB0006834344)		
Total number of *securities* in issue at the end of the period:		362,772,673 Ordinary Shares of 50p each		

Name of contact:	Kerin Williams
Address of contact:	40 Broadway, London SW1H 0BT
Telephone number of contact:	020 7887 7108

SIGNED BY Kerin Williams, Deputy Company Secretary
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Liberty International PLC
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END